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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On February 11, 2002, Compaq posted the following remarks by Carly Fiorina, HP's Chairman and CEO, to its internal intranet:

                              THE HP/COMPAQ MERGER

                            Remarks by Carly Fiorina
                       Goldman Sachs Technology Conference

                            Palm Springs, California
                                February 4, 2002

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Thank you, and good morning everyone.

It's great to be here this morning -- I haven't had the opportunity to address a room full of institutional investors since, well, Friday. I was having withdrawal.

You may already know that we will substantially exceed current consensus estimates for our first fiscal quarter, which ended January 31. I'll touch on this a little more at the end of my remarks today.

My purpose this morning is to answer a question that I've been asked many times in recent weeks, which is this: In light of all the adversity we've faced since announcing our plans to merge with Compaq last September, why do we remain so steadfast in our commitment to pursuing this merger? Why do we still think this merger is a good deal that deserves a second look?

To answer that question I want to step back in time for a moment -- to show you what we saw; to take you through why we decided what we did -- and to share with you our Board's collective view of the industry and HP's place in it.

We all know that the technology industry is in the midst of transformation. We are entering a period of computing which defies all limits and crosses all borders, in which everything works with everything else, everywhere, all the time. It's a world where solutions matter most, where size makes a difference, and where success will depend upon our ability to align ourselves to function in a seamless way to answer our customers' every technology need.

When I came to HP two-and-a-half years ago, the Board of Directors and the management team had concluded that in light of these technology advances, changing customer requirements and increasing competition, we had already begun to lose ground. The Agilent spin-off was the first step in a process of self-appraisal -- a process that began with an evaluation of customer requirements and HP's ability to meet them.

THE END OF THE PURE PRODUCT ERA

That process made clear that the Internet is indeed driving a fundamental change in customer requirements. The simplest way to describe the shift we saw is this: the pure product era is over. Of course, our company has always engineered great products, and has been organized to engineer great products. And while great products will always be our foundation, we came to realize that great products were no longer going to be enough because customers are looking for solutions to new challenges presented by a transformed technological world.

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It's true: the Internet changes everything. Think of all the things you can do from your home, your car, your office, the airport that you could never do before. Things like instant communication over networks, content moving over networks, whole processes being transformed by networks, and networks supported by open architectures -- all of which are driving a technology transformation that is much more radical and much more rapid than ever before. The dot-com bubble may have burst, but the effect of the Internet on business and daily life is immutable.

Let me give you an example. Take traditional photography. That process is physical, chemical. You take a picture with your camera, drop off the film at a local drug store, wait for the development process to occur, pick up the film later, return home and mail the pictures to your family and friends. Digital imaging is a process of digital content creation, digital content distribution and, ultimately, at the time and place of your choosing, the transformation of digital content into physical content. With digital imaging, you take a picture with your digital camera, and then store, manipulate and distribute those digital bits anytime and any way you want. Then, when you or someone you love is ready, they transform that digital content into a wonderful printed photograph, whenever, wherever and however they choose. With digital imaging, a physical process has been made better, faster, more fun and effective by way of a whole new generation of technology connected to networks. It's an opportunity we've been investing in for more than three years. It is a category we can lead in like no one else precisely because it is all about digital content transformation. Content transformation requires a whole lot more than a digital camera or a photo printer. It requires PCs, software, network understanding and computing infrastructure to make it all work reliably and simply every time.

Now, spin that example out over a million different customers in thousands of different industries, and you begin to get a taste of the new challenge IT companies face today. Our customers are looking for solutions that encompass digital content delivered as services. And they're looking for an infrastructure that is always on, always reliable, always secure. It's not just a question of having a server here and storage there. Fundamentally, it's about having servers and storage and network management capabilities working together seamlessly to produce an infrastructure that is as reliable as electricity or water. That is what the computing infrastructure must evolve to.

ASSESSING HP'S CAPABILITIES

And if we're going to lead in this next era in computing, we've got to keep moving in that direction.

So, we began to think about our own devices through the prism of this new marketplace. How do we make a printer, for example, that is intelligent and connected? Today, all of the printers we make are Web-enabled, capable of connecting directly

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to the Internet so that a printer can access digital content from any device, anywhere. We then asked ourselves: Once content is digitized, what new markets are created, what industries are transformed and how do we play to win in those emerging markets -- markets like digital imaging and digital publishing?

We began to think about our enterprise computing business -- how do we make storage, servers, management software work together in an integrated way to address a whole new set of requirements? What advantage would that give us with customers? Is our portfolio strong enough? How do we make the enterprise computing business more profitable?

And, we began to think about our service and support delivery capability in the context of end-to-end solutions. Do we have enough scale in the organization to take on major outsourcing and support projects across multi-technology environments on a global basis?

We also thought about our culture. How do we preserve what is best about our company and at the same time become quicker, more agile, more customer-focused?

We knew that success would require a different kind of collaboration across our divisions, units and functions. When you're building networked capabilities, when it's important that servers and storage and software work together, when it's important that handheld devices and printers and PCs work better together than separately, it calls for a different kind of teamwork, a different kind of research.

So, nearly three years ago we set out on a process to preserve what was best about HP and reinvent the rest.

BUILDING THE FOUNDATION FOR LEADERSHIP

We systematically restructured our organization to provide both a coherent, unified face to the customer and a renewed commitment to engineering excellence, R&D and intellectual property. In addition, we consolidated 83 independent product lines into 17 product categories -- allowing us to reduce redundant overhead and channel the savings into R&D and sales. We put in place a "Total Customer Experience" program to track, measure and incent the organization to focus on customer needs and exceed customer expectations.

But as essential as it was, restructuring and refocusing the organization was not designed to be the end point; it was designed to lay the foundation for market leadership. We recognized that leadership in this new marketplace would require the scale to operate globally, to drive standards and to attract partners. We saw that it would require a

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better market position in key growth categories -- such as networked storage,
Windows and Linux servers, in managed services and support, in new categories of devices, in new markets. Leadership would require a stronger, more profitable, more balanced operating model across our businesses -- because as Bill Hewlett and Dave Packard often preached, profitability is still the key to job preservation, and investment in R&D and innovation, and contribution to community. And we understood that achieving a leadership position would require us to address the fact that the rise of industry-standard platforms, open-source communities and the trend toward consolidation are inevitable: inevitable because customers demand ever-improving returns on their IT dollars, and greater flexibility, and faster time-to-market and globally deployed capabilities. We knew we could either lead this trend or be swallowed up by it.

Two decades of organic growth and tactical acquisitions were just not enough to get us where we needed to go. Over the past 20 years, we had come a little bit late to two major technology transitions -- client/server computing and the Internet. And we knew that gaps in our portfolio would have to be addressed in order for us to become a total solutions provider.

First, in enterprise computing: It is critically important in the strategy that I just outlined that we support and are successful in all three operating systems used by industry today -- UNIX, NT and Linux. Why? Because our customers use all three operating systems and they expect an end-to-end solutions provider to support them.

The reality is that we are strong and getting stronger in UNIX -- we just tied Sun for the No.1 position in UNIX. But while we've made great progress in UNIX, it's not enough. While UNIX will remain at the heart of the data center, its growth will be just 5-7% going forward. More and more low and mid-range applications will be provided on Windows and Linux -- in fact Windows servers will probably grow at 20%, and Linux may well grow in excess of 30%. HP has been losing momentum and losing money in our Windows business for almost two years. Today, our market share is about 8%. And while we've made great progress in Linux, our efforts here need to be beefed-up quickly. We need a winning multi-OS server business to be successful in enterprise computing and to execute on our strategy.

And nearly a decade ago we made a commitment to the IA-64 processor architecture -- what has become the Itanium processor family. HP scientists and engineers worked with Intel to co-develop this next-generation chip architecture to handle precisely the new kinds of enterprise-class applications and services now on the horizon. We must capitalize on our investment in this platform. In the networked world, where content is distributed digitally, storage is also a huge and growing opportunity. Today we have great assets in high-end networked storage, but we don't have enough to lead.

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Then there is our services and support organization -- the people who put technology to work for our customers. This is a big and profitable business, but it requires scale and capacity and know-how. While we have the talent to compete with anyone, we don't have the scale.

Let's talk about our PC business. This is the least well-understood aspect of our merger. PCs are clearly a vital piece of the solution customers -- both consumers and businesses -- demand. For us, PCs have a particularly important role to play. Digital imaging, for example -- which is a great growth opportunity for our imaging and printing systems business -- is made much easier and will be adopted much faster with PCs. So there is logic in sustaining this business and making it a better contributor to a much better balanced whole. Our consumer PC business is successful and profitable, but we are way behind in the commercial PC business. Where Dell does 70% of their commercial business through their direct channel, we do 15%. Where Dell achieves 70 inventory turns, we achieve 25. The PC industry will consolidate, and so we need scale, and we need direct distribution capability.

And for far too long, our imaging and printing business has accounted for too much of the profitability of our company. We have to invest in imaging and printing to lead, which means our other businesses have to pay their own way. Continued growth in imaging and printing requires new category creation -- categories like digital publishing and digital imaging. And these growth opportunities depend upon the capabilities we have in computing and storage and servers and network management. And, so, we must move forward to make our access and enterprise computing businesses adequately profitable.

Addressing these gaps forced us to ask these questions: Can we fix the profitability of our PC business or should we exit that business completely? How do we improve the profitability of our computing business so we avoid draining the life out of our imaging and printing franchise? How do we improve our market position in storage, servers and management software so that we're a more attractive partner to customers, application developers and systems integrators? Could we answer all of these questions through small, targeted acquisitions, or does the challenge actually require a bolder response?

TO LEAD OR TO FOLLOW

Over a period of two-and-a-half years, we looked at many alternatives, including every one that our critics have suggested.

We looked at focusing solely on our imaging and printing franchise -- as some have suggested -- but the consequences were unacceptable. Continued double-digit top line growth and bottom-line profitability requires us to capture more and more of the printed page opportunities. We capture 4% of the printed pages today. We need to keep growing that percentage. We announced the acquisition of Indigo to do precisely this -- to capture the pages that today are handled by commercial printers. But digital publishing, an opportunity that can add $5 billion to our top line by 2005, requires more than a great print engine, and toner and ink. Because digital publishing is also about digital content creation, distribution and transformation, the metamorphosis of what's currently a physical process into a digital, networked process. Capturing this opportunity requires servers, and storage and network management software and professional services.

We had choices in our PC business. We could shut it down, which would damage our imaging and printing franchise and mean significant loss of jobs. We could spin it off, as some people have suggested. But, frankly, our PC business is not a viable entity in its own right and would not create sufficient value for shareowners. Or, alternatively, we could fix it by adding volume and direct distribution capabilities. And what about our server business? We could have exited the Windows server business, but we would be removing ourselves from one of the fastest-growing markets and a vital category in calling ourselves a solutions provider.

We could have pursued any of these alternatives, or we could have done nothing at all. But, fundamentally, HP's ambitions are bigger than that. The legacy of HP -- the people of HP -- are capable of doing and achieving and being so much more than a stripped down shell of what we are now. For all the gaps we have to fill, we also have huge capabilities. HP Labs was awarded nearly 1,000 new patents in the U.S. in 2001 and generated 5,000 new patent applications -- an average of 20 every working day. And so, the question became: How do we execute even more effectively on our strategy? How do we address our real issues, and capitalize on our real opportunities?

One of the things that Dave Packard says in his book "The HP Way" is that he never forgot, and I quote, that "continuous growth was essential for us to achieve our other objectives and remain competitive. Since we participate in the fields of advanced and rapidly changing technologies, to remain static is to lose ground."

We have adopted that statement as a rallying cry because it was an operating philosophy that guided everything Bill and Dave did. If you look back through the history of this company, it is a history marked by bold moves to take advantage of changing markets, changing customer requirements and changing technologies.

Which brings us to our merger with Compaq.

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CHOOSING TO LEAD: THE MERGER WITH COMPAQ

With Compaq, we become No.1 in Windows, No.1 in Linux and No.1 in UNIX. This new strength and our market presence make us a much more attractive partner. And with our combined market position in servers, we will be able to engage the software community in building the applications that will drive demand for Itanium systems.

Compaq is the leading provider of storage systems in the world on a revenue basis. With Compaq, we become the No.1 player in storage, and the leader in the fastest growing segment of the storage market -- storage area networks.

With Compaq, we double our service and support capacity in the area of mission critical infrastructure design, outsourcing and support. And while support is frequently considered the boring part of the services business, it produces mid-teens operating margins quarter after quarter. It's like the supplies business -- more is better.

Compaq is No.1 today in high-performance computing as a result of their Tandem acquisition. Between Himalaya, their fault-tolerant computing systems, and our own super-fast Superdome, we will have an incredibly powerful position at the high end of the server market. And we gain access to new customers and markets where fault-tolerant computing is required: national security, the military and the world's largest stock exchanges, for example.

Let's talk about PCs. About a year-and-a-half ago, Compaq bought Inacom, a company that had a direct delivery engine. As a result, Compaq has been able to improve their turns in that business from 23 turns of inventory per year to 62 -- 100% improvement year over year -- and they are coming close to doing as well as Dell does. They've reduced operating expenses by $130 million, improved gross margins by three points, reduced channel inventory by more than $800 million. They ship about 70% of their commercial volume through their direct channel, comparable to Dell. We will combine our successful retail PC business model with their commercial business model and achieve much more together than we could alone.

With Compaq, we will double the size of our sales force to 15,000 strong. We will build our R&D budget to more than $4 billion a year, and add important capabilities to HP Labs. We will become the No.1 player in a whole host of countries around the world -- HP operates in more than 160 countries, with well over 60% of our revenues coming from outside the U.S. The new HP will be the No.1 player in the consumer and small- and medium-business segments. And in the enterprise space, this company will be able to compete for every single customer's business.

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We have built a conservative case of synergies. We have estimated cost synergies of $2.5 billion by 2004, but frankly our initial numbers were substantially higher, and the business plans we're currently building in our final phase of integration planning are higher as well. But, this is a complex task, and we want to give ourselves margin for error. With $2 billion worth of synergies by the end of FY2003, and conservative assumptions of revenue loss already built in, we'll have 15%-17% operating expenses, and 9% operating margins. By 2003, the PC and personal devices business will earn 3% operating margin, which more than returns its cost of capital and generates substantial cash. Our enterprise business will earn 9%, and our services business will earn 14%. All in all, the company will generate $1.5 billion of cash flow net of capital expenditures every quarter.

It is a rare opportunity when a technology company can advance its market position substantially and reduce its cost structure substantially at the same time. And this is possible because Compaq and HP are in the same businesses, pursuing the same strategies, in the same markets, with complementary capabilities.

So, yes, we thought about a go-slow approach. But, we concluded, after two-and-a-half years of careful deliberation and preparation, that standing still had enormous risks. Standing still is the path of greatest risk, because our customers and the technologies we market will not stand still with us. Standing still means losing ground. Standing still means choosing the path of retreat, not leadership.

Now, some of our critics say bigger doesn't necessarily mean better. And I agree. But it doesn't follow that bigger can't be better -- especially in an industry that is maturing and consolidating around one-stop shops that can offer technology solutions, not just stand-alone products.

Whether bigger actually is better depends on a number of factors, including the degree to which it contributes to market leadership, profitability and innovation. If we've learned anything in recent years, we've learned that market leadership drives profitability -- and profitability assures the ability to continuously innovate and retain market leadership -- it's a virtuous cycle.

THE HALLMARKS OF A SUCCESSFUL MERGER

Many technology mergers have failed. Most have been mergers of diversification, not consolidation. Many have been market laggards coming together. Most have been done in hot markets at hot prices -- requiring lots of revenue synergies to cover the bet. Many had no detailed pre- or post-close integration programs.

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This is a merger of like businesses coming together -- a merger of consolidation, not diversification. HP and Compaq are in the same businesses, we understand each other, we speak the same language. This is a merger that creates market leadership. This is a merger that we expect to be substantially accretive even with revenue losses baked in. This is a merger with lots of upside potential in both cost synergies and revenue.

This industry is beginning to consolidate; and current technology industry dynamics are much more akin to the mature phases of other industries -- where mergers are not only workable, but a strategic imperative. Industries like pharmaceuticals, oil and gas, financial services, telecom and aerospace. In fact, there are some common threads that run through successful mergers.

Mergers have succeeded:

o When the combination is about bringing like businesses together, not making forays into new businesses;
o    When the combination helps to achieve clear market leadership;
o    When the deal is stock only, providing a strong post-merger balance sheet;
o    When the combination results in significant cost savings, and;
o When the combination meets the criteria for smooth and effective integration.

The HP/Compaq merger meets all of these measures of success and then some.

The timing of this deal is also important. We're doing this merger at the near bottom of a market cycle, not the top, which means valuations are fair, customers aren't making major IT investments and our competitors are in a holding pattern or dealing with business-model challenges of their own as they adjust to lower overall industry growth rates. And perhaps most importantly, our employee base is stable. Attrition at HP and Compaq are at all-time lows.

And, we're not leaving anything to chance. A group of 450 dedicated people, between HP and Compaq, have been working around the clock to understand the complexity of past mergers and make the right decisions for the new company. We're drawing on our very direct experience spinning off Agilent, and Compaq's mergers with DEC and Tandem.

We are addressing the critical factors for successful merger execution -- including defining governance for the new company, ensuring an unyielding focus on customers throughout the pre- and post-close integration process, developing clear product roadmaps, preparing ourselves for Day One across every level of the company, developing rigorous plans for capturing the cost-savings we have identified and staying in constant communication with employees and stakeholders. Interestingly, the adversity

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we've faced has brought the two organizations even closer together and created an even more unified and committed team. Proof that a kite rises against the wind, not with it.

We have now entered the third and final phase of our integration planning. We are at the point where detailed business plans are being drawn up for the new company. We are over-achieving on both our cost-reduction and revenue targets. We have completed all our product line roadmaps. We've built our go-to-market plans. Our websites will be integrated on Day One. Our customer service reps will know what to say when they pick up the phone. All our employees will get a paycheck that says HP. These are just some examples of the nitty-gritty work that must be done, and is being done to assure we hit the ground running and can meet or exceed the expectations of our employees, our customers and our shareowners. All the hard work of reinvention over the past two-and-a-half years has been preparation for this.

THE COURAGE AND CONVICTION TO LEAD

This merger isn't just my judgment of how best to secure this company's future. This represents the collective judgment of a talented team of people who have spent the last few years preparing for this transaction.

It includes people like Phil Condit, the CEO of Boeing, who managed Boeing's acquisition of McDonnell Douglas, Hughes Space division and Rockwell's defense and aerospace business -- moves that transformed the aerospace industry. It includes people like Sam Ginn, former chairman of Vodafone, who managed the merger of Air Touch and Vodafone and the spin-off of Pacific Telesis from AT&T. It includes people like Dick Hackborn, who created HP's imaging and printing franchise; and Patty Dunn, who as head of Barclays Global Investors manages $800 billion in investor assets. People like Jay Keyworth, a personal advisor and friend to Dave Packard from his days serving in the U.S. Government. People like Bob Knowling, who transformed Ameritech and was tapped to help manage their acquisition of GE Information Services.

These are people who attended the meetings where we asked the hard questions:
Will merging with Compaq create shareowner value and can we get it done? These same people have looked at the alternatives. And they unanimously came to an answer: Merge with Compaq.

WHAT'S THE ALTERNATIVE

True, there is one dissenter on our board. I am disappointed that Walter Hewlett has come out against this merger. Walter is a good and decent man. And he has a right to disagree. But we have every right to disagree with him, too.

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Frankly, my problem isn't that our opposition is saying "no" to the merger. The problem is that they are giving us nothing to say "yes" to, because they haven't proposed any solutions to the challenges we face beyond suggesting smaller, targeted acquisitions of unidentified partners in who-knows-what businesses. We are being asked to simply disregard two-and-a-half years of planning and thought and strategy -- in which every option was considered and rejected because it failed to create sufficient value -- in favor of retreating and starting over.

If we had to go back to the drawing board, HP would face the same set of choices, the same set of challenges and the same set of solutions we face today. The only thing we would lose is time. And that's the one thing none of us in this industry can afford to lose; it's the one thing we can never get back. The other members of our board, our management team and I have met the challenge of answering the hard questions. We ask those who oppose this merger, who suggest that we remain in place as the world passes us by, to meet the challenge as we did:

What alternative can you offer that both addresses our business challenges and advances our market position in so many important growth segments?

Why do you believe that a single integration process with a company we know well is riskier than a series of integration efforts of several different companies and cultures?

How long will it take to achieve profitability and growth across our businesses if we stop the train we're on and start over, and how many jobs would be sacrificed in the process? Do you think you have the luxury of time?

Those who oppose this merger owe answers to these questions to the shareowners and customers of this company and to the people of HP who have spent the last three years preparing for this future -- making the tough strategic decisions. Executing the strategy day in and day out. Doing the heavy lifting. Making the personal sacrifices.

To simply say no without offering an alternative plan is to ask the people of HP to give up their vision, to put their ambitions aside and to settle for less than this company is capable of achieving. The people of HP don't want to rest on the legacy of this company. They are determined to build on it.

A LEGACY WORTH PRESERVING

I come here today confident that we have turned the corner on this merger. The momentum is shifting. The more that people look at this deal, the more they conclude that this is not simply a choice between merging and not merging. This is a choice between taking the hill and charging ahead or retreating and starting over. This is a choice between embracing the revolution that is changing our industry or attempting in vain to preserve the status quo. This is a choice between leading or following.

Last week's unconditional approval of our merger by the European Commission shows that the deal is pro-competition. And, today's positive earnings update -- just like last month's earnings announcement by Compaq and our fourth quarter results before that -- proves what the people of these two companies can accomplish. We aren't distracted by the merger or the challenge of integration. And our customers aren't defecting. Our shareowners can be assured that we are on a path toward enhancing, not losing, shareowner value. Every day, it's becoming more clear: What these two companies can accomplish together is greater than either one of us can accomplish alone.

During another time and place, at the dawn of another era in computing, a woman named Grace Murray Hopper offered a piece of wisdom that applies to us today. Grace Murray Hopper was not only one of the first women software engineers in America -- she was also a Rear Admiral in the U.S. Navy. One day, she was asked why she liked to be in the middle of the action at sea rather than docked in safe waters at home. She replied: "A ship in port is safe. But that is not what ships are built for."

HP can sit idly in its port and watch the rest of the world go by. It can choose the still waters of inaction over the rough waves of competition. But that is not what Hewlett-Packard was built for.

Ours is a legacy of invention and values that are worth preserving. Sustaining our company requires moving forward with courage and determination. And that is exactly what we intend to do.


Thank you.




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FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.